

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Via U.S. Mail and Fax (424) 247-9519
Mr. John Pulos
Chief Financial Officer
Liberty Silver Corp.
675 Sierra Rose Drive
Suite 112
Reno, NV 89511

> **Re:** **Liberty Silver Corp.**
> **Form 10-K for Fiscal Year ended June 30, 2010**
> **Form 10-Q for Fiscal Quarters ended September 30 and December 31, 2010**
> **Filed October 13, 2010**
> **File No. 333-150028**

Dear Mr. Pulos:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2010

General

1.   Please correct your commission file number on the cover of your periodic and current filings to read 333-150028, which was assigned in conjunction with your filing of the Form SB-2 registration statement on January 14, 2008.

2.   We note that your website refers to or uses the terms "measured," "indicated," or "inferred," resources. If you continue to make references on your website to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us or the following website: http://www.sec.gov/edgar.shtml.

Tell us where you have positioned this cautionary language on your website.

Economic Geology, pages 4-5

3.   In this section of your filing you state that the drill inferred resource estimated by U.S. Borax was 10 million short tons at 3 ounces per ton of silver. It appears you may need to eliminate this disclosure to comply with Instruction 3 to paragraph (b)(5) of Industry Guide 7 which generally precludes disclosing estimates of mineralization other than proven and probable reserves.

Item 2. Properties, page 10

4.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) of Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Item 9A(T). Controls and Procedures, page 41

5.   We note that you assess the effectiveness of your internal control over financial reporting as of June 30, 2010, but have not included an assessment of your disclosure controls and procedures as required by Item 307 of Regulation S-K. We also note that you filed certifications from the principal officers which incorrectly state that this assessment was made. Please amend your filing to include the required information. Include an explanatory note at the forepart of the amendment to indicate the reason for the amendment, directing readers to those sections where further details are provided. Note that Item 9A(T) was only available to smaller reporting companies with fiscal years ending before June 15, 2010. Please also ensure that you obtain and file updated certifications to comply with Rule 12b-15 of Regulation 12B.

Once you have remedied the problems with your disclosure controls and procedures, to the point where you are able to assert effectiveness, we would expect disclosure clarifying the actions you took to strengthen your disclosure controls and procedures. Considering your failure to provide this disclosure, it appears that your disclosure controls and procedures were not effective. If you conducted an evaluation and concluded that disclosure controls and procedures were effective as of June 30, 2010, we would expect you to additionally disclose that, in light of the omission, disclosure controls and procedures were not actually effective.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief